UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 22, 2024

TORTOISEECOFIN ACQUISITION CORP. III

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40633	98-1583266
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

195 US HWY 50, Suite 309
Zephyr Cove, NV	89448
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (239) 288-2275

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Ordinary Share, $0.0001 par value, and one-fourth of one redeemable warrant	TRTL.U	New York Stock Exchange
Class A Ordinary Shares included as part of the units	TRTL	New York Stock Exchange
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	TRTL WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.01. Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On July 22, 2024, TortoiseEcofin Acquisition Corp. III, a Cayman Islands exempted company (the “Company”), received a letter from the New York Stock Exchange (“NYSE”) stating that the staff of NYSE Regulation has determined to commence proceedings to delist the Company’s units, Class A ordinary shares and warrants (collectively, the “Securities”) pursuant to Sections 802.01B and 102.06e. of the NYSE’s Listed Company Manual because the Company failed to consummate a business combination within the shorter of (i) three years or (ii) the time period specified in the Company’s constitutive documents or by contract. Trading in the Securities on NYSE was suspended after market close on July 22, 2024. The Company expects its Securities will be quoted on the OTC markets on July 23, 2024, under the ticker symbols “TRTUF” for units, “TRTLF” for Class A ordinary shares and “TRTWF” for warrants. The delisting process does not affect the Company’s business operations. The Company will remain listed on the NYSE throughout the appeal proceedings and will remain a reporting entity under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), ensuring continued disclosure of financial and operational information.

As indicated in the letter, the Company has the right to request that NYSE’s delisting determination be reviewed by a Committee of the Board of Directors of NYSE, which the Company intends to pursue.

Item 7.01 Regulation FD Disclosure

On July 22, 2024, the Company issued a press release regarding the matters discussed in Item 3.01, a copy of which is attached hereto as Exhibit 99.1.

The foregoing (including Exhibit 99.1) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Exchange Act or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act.

Cautionary Note Regarding Forward-Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements that express the Company’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “seeks,” “projects,” “intends,” “plans,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this Current Report on Form 8-K and include statements regarding the Company’s intentions, beliefs or current expectations concerning the Company’s performance, business and future events. Such forward-looking statements are based on management’s expectations, beliefs and forecasts concerning future events impacting the Company. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, as well as assumptions, which, if they were to ever materialize or prove incorrect, could cause actual results to differ materially from the from the plans, objectives, expectations, estimates and intentions expressed or implied by such forward-looking statements. The forward-looking statements made in this Current Report on Form 8-K speak only as of the date hereof and the Company disclaims any obligation, except as required by law, to provide updates, revisions or amendments to any forward-looking statements to reflect changes in the Company’s expectations or future events.

Item 9.01. Financial Statements and Exhibits

(c) Exhibits:

Exhibit No.	Description

99.1	Press Release, dated July 22, 2024

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 22, 2024

TORTOISEECOFIN ACQUISITION CORP. III

By:	/s/ Vincent T. Cubbage
Name:	Vincent T. Cubbage
Title:	Chief Executive Officer

Exhibit 99.1

TortoiseEcofin Acquisition Corp. III Receives Delisting Notice from the New York Stock Exchange

Zephyr Cove, NV, July 22, 2024 – TortoiseEcofin Acquisition Corp. III (the “Company”) (NYSE: TRTL) announced today that it received a letter from the New York Stock Exchange (“NYSE”) stating that the staff of NYSE Regulation has determined to commence proceedings to delist the Company’s units, Class A ordinary shares and warrants (collectively, the “Securities”) pursuant to Sections 802.01B and 102.06e. of the NYSE’s Listed Company Manual because the Company failed to consummate a business combination within the shorter of (i) three years or (ii) the time period specified in the Company’s constitutive documents or by contract. Trading in the Securities on NYSE was suspended after market close on July 22, 2024.

As indicated in the letter, the Company has the right to request that NYSE’s delisting determination be reviewed by a Committee of the Board of Directors of NYSE, which the Company intends to pursue.

The Company expects its Securities will be quoted on the OTC markets on July 23, 2024, under the ticker symbols “TRTUF” for units, “TRTLF” for Class A ordinary shares and “TRTWF” for warrants. The delisting process does not affect the Company’s business operations. The Company will remain listed on the NYSE throughout the appeal proceedings and will remain a reporting entity under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), ensuring continued disclosure of financial and operational information.

About TortoiseEcofin Acquisition Corp. III

TortoiseEcofin Acquisition Corp. III, a Cayman Islands exempted company, was formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination.

Forward-Looking Statements

This press release contains certain forward-looking statements that express the Company’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “seeks,” “projects,” “intends,” “plans,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this press release and include statements regarding the Company’s intentions, beliefs or current expectations concerning the Company’s performance, business and future events. Such forward-looking statements are based on management’s expectations, beliefs and forecasts concerning future events impacting the Company. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, as well as assumptions, which, if they were to ever materialize or prove incorrect, could cause actual results to differ materially from the from the plans, objectives, expectations, estimates and intentions expressed or implied by such forward-looking statements. The forward-looking statements made in this press release speak only as of the date hereof and the Company disclaims any obligation, except as required by law, to provide updates, revisions or amendments to any forward-looking statements to reflect changes in the Company’s expectations or future events.

Contacts

TortoiseEcofin Acquisition Corp. III

195 US HWY 50, Suite 309

Zephyr Cove, NV 89448

Attn: Vincent T. Cubbage, Chief Executive Officer

Tel: (239) 288-2275